UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. _)




                              Dolce Ventures, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   25659R 10 1
                                 (CUSIP Number)

                                 Kevin Kopaunik
                        1800 South West Temple, Ste. 301
                            Salt Lake City, UT 84115
                                 (801) 484-7222
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2006
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 25659R 10 1
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1        NAME OF  REPORTING  PERSONS
         I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (entities only)

           Kevin Kopaunik

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

         (a) [_]
         (b) [_]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS (See Instructions)
         00

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

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7        SOLE VOTING POWER

                                         6,000,000
--------------------------------------------------------------------------------
Number of                         8     SHARED VOTING POWER
Shares
Beneficially
Owned By                                0
--------------------------------------------------------------------------------
Each                              9     SOLE DISPOSITIVE POWER
Reporting
Person
With                                    6,000,000
--------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         6,000,000

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [_]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.95%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

THIS FILING RELATED TO THE .001 PAR VALUE COMMON STOCK (THE "COMMON STOCK") OF DOLCE VENTURES, INC. A UTAH CORPORATION (THE "ISSUER") WHOSE PRINCIPAL EXECUTIVE OFFICES ARE LOCATED AT 118 CHATHAM RD, SYRACUSE, NEW YORK 13203.

Item 2.  Identity and Background

(a) THIS SCHEDULE 13D IS FILED BY KEVIN KOPAUNIK (THE "REPORTING PERSON") LOCATED AT 1800 SOUTH WEST TEMPLE, SUITE 301, SALT LAKE CITY, UT 84115.

(b)      REFER TO (a)

(c) THE REPORTING PERSON IS A TRANSFER AGENT AND PRESIDENT OF FIDELITY TRANSFER CO., INC.

(d)      NONE

(e) THE REPORTING PERSON HAS NOT BEEN CONVICTED IN A CRIMINAL PROCEEDING DURING THE LAST FIVE YEARS. NOR HAS HE, DURING THE LAST FIVE YEARS, BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION WHICH RESULTED IN A JUDGEMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATION OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

(f) THE REPORTING PERSON IS AN INDIVIDUAL AND A CITIZEN OF THE UNITED STATES OF AMERICA.

Item 3.  Source and Amount of Funds or Other Consideration

THE REPORTING PERSON SOLD THE SHARES REPORTED HEREIN TO AN INDIVIDUAL FOR CASH IN THE AMOUNT OF $20,000.00.

Item 4.  Purpose of Transaction

THE REPORTING PERSON SOLD THE SHARES FOR CASH.
THE REPORTING PERSON HAS NO PLANS OR PROPOSALS WHICH RELATE TO, OR MAY RESULT IN, ANY OF THE MATTERS LISTED IN ITEMS 4(a)-(j) OF SCHEDULE 13D.

ITEM 5.  Interest in Securities of the Issuer

(a)      NO PERSON NAMED IN ITEM 1 OWNS ANY SHARE

(b)      NOT APPLICABLE


(c)      NOT APPLICABLE

(d)      NOT APPLICABLE

(e) THE REPORTING PERSON CEASED TO BE OWNER OF 5% OR MORE OF THE COMMON STOCK OF THE ISSUER ON 8-31-2006.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

NONE

Item 7.  Material to be Filed as Exhibits

NONE

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  9/7/09                      /s/ Kevin Kopaunik
---------------------              -------------------------------------
                                       Kevin Kopaunik